UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEMIANNUAL REPORT ON FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

September 30, 2024

Megola, Inc.
(Exact name of issuer as specified in its charter)

Nevada

(Jurisdiction of incorporation or organization)

88-00492605

(I.R.S. Employer Identification Number)

 8891 Brighton Lane, Suite 108

Bonita Springs, FL 34135

(Address of principal executive offices)

(888) 587-1698

(Telephone number, including area code)

 Common Stock, par value $0.001 per share

(Title of each class of securities issued pursuant to Regulation A)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

The forward-looking statements included in this Semi-annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

●	Our ability to manage our business, research and development, expansion, growth and operating expenses;

●	Our ability to compete and succeed in a highly competitive and evolving industry;

●	The long-term success of our consumer products will require significant capital resources and ongoing market adoption of our diverse consumer brands;

●	Our current reliance on certain third parties to conduct various aspects of our vertical business model, including certain of our marketing and distribution operations;

●	The results of testing and trial activities for our compounded formulations;

●	The regulatory environment and market acceptance of our diversely branded products and distribution methods;

●

The long-term success of our formulating, processing and manufacturing operations will require significant capital resources and ongoing refinement to accomplish optimal cost metrics for improved end-product margins;

●	Our ability to protect our intellectual property and to develop, maintain and enhance our products;
●	Our ability to raise capital and the availability of future financing;
●	Our ability to continue as a going concern;

●	Our lack of operating history on which to judge our business prospects and management;

●	Regulatory risks and changes in applicable laws, regulations and guidelines; and
●

Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could seriously harm our revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital.

●	Risks related to the sourcing of raw materials required for our product manufacturing.

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You are cautioned not to place undue reliance on any forward-looking statements included in this Semiannual Report. All forward-looking statements are made as of the date of this Semiannual Report, and the risk that actual results will differ materially from the expectations expressed in this Semiannual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semiannual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semiannual Report will be achieved.

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operation.

The information discussed in this item should be read together with the Company’s audited financial statements and related notes appearing under Item 7 of the Company’s annual report filed with the Securities and Exchange Commission on August 12, 2024.

Overview

Megola, Inc., with corporate headquarters in Bonita Springs, FL, is a Nevada corporation publicly traded as MGON on OTC Markets.

The Company has built a revolutionary portfolio of effective and environmentally friendly products poised to transform industries. The keystone of our innovation lies in crafting compounds and formulations that defy the norms prevalent in chemical industries over the past six decades. Driven by a team of daring scientists, we embrace risk and challenge traditional views. With diverse backgrounds and a collaborative approach, our scientists catalyze innovation through cross-pollination and unconventional thinking. Rooted in deep product development expertise, we understand that true success lies not only in novel concepts but also in scalability and market acceptance.

Our technology can be deployed to many sectors including transportation, sanitation, personal healthcare, protection of buildings and furnishings, crop yield improvement, and solar panel efficiency improvement.

Collaboration is key to our creativity and success. We engage with a diverse group of scientists whose expertise complements ours. By fostering a supportive community of scientists and providing them necessary resources, we develop, test, and bring to market pioneering chemical technologies.

There is a central dynamic underpinning our success in integrating novel chemistry product applications and discovering and nurturing future breakthroughs. This dynamic is understanding the crucial connections between chemical reactions, structural design, and market needs, emphasizing cost-effectiveness, simplicity, and public and environmental safety. Grounded in scientific rigor, our approach has led and will continue to lead to breakthroughs that address society's needs.

Recent Developments

On May 7, 2024, the Company filed a Registration Statement on Form 1-A with the Securities and Exchange Commission (“SEC”) with respect to the offering of a total of 400,000,000 shares of Common Stock at $0.025 per share for total gross proceeds of up to $10,000,000 (the “Offering”). The Offering received notice of qualification from the SEC on June 12, 2024.  The Company has not yet sold any shares under this Offering.

On June 25, 2024, the Company’s technology licensor, MedeSol Global, Inc., filed a provisional patent application covering various odor control product formats including Porta Potty deodorization. This filing is included in the existing license agreement, furthering the Company’s broad intellectual property portfolio.

On September 12, 2024, the Company executed an Amendment to its Articles of Incorporation with the Secretary of State of Nevada, changing the name of the Company to Breakthrough Chemistry, Inc., having received Board and Majority Shareholder approval.

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On September 19, 2024, the Company filed a Corporate Action with FINRA for an OTC Voluntary Name and Symbol Change to Breakthrough Chemistry, Inc., which was still pending as of the filing date of this report.

On November 19, 2024, the Company added Paul Cohen and Darryl Campbell as independent members to its Board of Directors and approved an Audit Committee Charter. They will both join the Audit Committee along with existing board member Mark Suchy. The three Audit Committee members bring many years of business experience and have the required financial acumen required to serve on the Audit Committee.

Darryl Campbell, B.A., C.C.P.E., is a highly motivated Medical Representative with over 20 years of experience in sales and account management. Currently at Medline Canada, Darryl has been instrumental in driving growth and profitability through the cultivation of strong and lasting business relationships. A graduate of Colgate University with an Honors Bachelor of Arts in Economics, Darryl also excelled as a student-athlete, competing in Men's Varsity Ice Hockey and advancing to the NCAA Division 1 Hockey Regionals in 2000. His dedication, leadership, and competitive spirit continue to define his professional success.

Paul Cohen is a semi-retired, performance-driven sales professional with over 15 years of experience at PepsiCo, where he thrived in fast-paced, high-volume environments. Renowned for his creative leadership and consistent success in achieving company objectives, Paul built an outstanding track record in cultivating new business, generating sales, driving marketing initiatives, and fostering exceptional customer relationships. His expertise in analyzing and solving complex business challenges, combined with his unwavering commitment to honesty, integrity, and responsiveness, has set him apart as a trusted leader and partner. Beyond his corporate career, Paul is the founder of Ultimate Hockey Fans and Balanced2Day, an author, and a former professional hockey player with an impressive 11-year career. He has owned and operated Goalie and Hockey camps across North America and Europe, sharing his passion for the sport and mentoring the next generation of athletes.

On November 19, 2024, the Company applied for admission to the OTCQB Venture Market. Admission to OTCQB is contingent on a review by OTC Markets.

Description of Financial Condition

To date, our Company has concentrated its efforts on acquiring and licensing cutting-edge chemical technologies to build a comprehensive and robust technology portfolio. Reflecting this strategic focus, our financial performance over the past three years has been characterized by limited revenue generation and relatively low expenditure levels. This financial pattern is primarily due to our strategic decision to invest primarily in core technology licenses, a process predominantly financed through the issuance of Preferred Stock to the technology licensors. The infusion of capital from this offering will mark a pivotal shift in our business model, enabling us to move beyond the development phase and into the realm of commercialization. This transition is critical for realizing the potential of our technological innovations and translating them into tangible, marketable products that meet the evolving needs of our target industries.

Results of Operations

Six Months Ended September 30, 2024 Compared to Six Months Ended September 30, 2023

Revenue

We have generated a slight increase in revenue to $9,260 during the six months ended September 30, 2024 compared to $9,000 during the six months ended September 30, 2023.

Cost of Revenue

Cost of revenue in the six months ended September 30, 2024, remained relative constant as compared to the six months ended September 30, 2023, totalling $6,674 in the six months ended September 30, 2024 compared to $6,542 for the six months ended September 30, 2023.

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Operating Expenses

For the six months ended September 30, 2024 and 2023 we had the following operating expenses:

	September 30, 2024	September 30, 2023
Operating expenses:
Professional fees	11,154	3,923
Amortization of intangible assets	22,464	22,464
Selling, general and administrative expenses	17,857	16,388
Total operating expenses	51,475	42,775

Total operating expenses for the six months ended September 30, 2024, were $51,475 compared to total operating expenses of $42,775 for the six months ended September 30, 2023. The increase in operating expenses during the six months ended September 30, 2024 is predominantly the result of an increase in professional fees to $11,154 (September 30, 2024) from $3,923 (September 30, 2023) as a result of audit fees of $5,000 for 2024 as compared to $3,000 for 2023, accounting fees of $4,706 (2024) as compared to $923 (2023)  and compliance fees of $1,447 with no comparable expense for 2023, related to the additional reporting required by the filing of a registration statement with the Securities and Exchange commission. Amortization expenses related to the Company’s  intangible assets remained constant at $22,464 for each of the six month periods ended September 30, 2024 and 2023 and selling, general and administrative expenses increased slightly from $16,388 (2023) to $17,856 (2024) mainly due to an increase in warehouse fees form $0 (2023) to $2,169 (2024) offset by a decrease in research in development costs from $2,957 (2023) to $1,184 (2024). Bank fees, transfer agent fees, and other general and administrative fees remained relatively constant period over period.

Other Income (Expenses)

	September 30, 2024	September 30, 2023
Other Income (expense)
Interest expense	(13,964)	(21,174)
Total other income (loss) net	(13,964)	(21,174)

Other expense for the six months ended September 30, 2024, and 2023 totaled $13,964 and $21,174, respectively. Interest expense of $21,174 for the six months ended September 30, 2023, includes amortization of debt discount of $7,222 and interest on loans of $13,952 as compared to $13,964 of interest expense in the six months ended September 30, 2024, which consists solely of interest expenses with no comparable amortization of debt discount.

Net Loss

We reported a net loss of $65,853 for the six months ended September 30, 2024 compared to a net loss of $61,491 for the six months ended September 30, 2023.

Statement of Cash Flows

Six Months Ended September 30, 2024, and 2023

The following table summarizes our cash flows for the periods presented:

	For the six months ended September 30,
	2024	2023

Cash provided used in operating activities	(47,846)	(50,012)
Cash provided by (used in) investing activities	—	—
Cash provided by financing activities	50,311	49,962
Increase (Decrease) In Cash	2,465	(50)
Cash At Beginning Of Year	957	850
Cash At End Of Year	$3,422	$800

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Cash used in operating activities:

Net cash used in operating activities was $47,846 for the six months ended September 30, 2024, compared to net cash used in operating activities of 50,012 for the six months ended September 30, 2024. Net cash used in operating activities for the six months ended September 30, 2024, was primarily the result of the net loss of $62,853, offset by a non-cash item of amortization of intangible assets of $22,463, as well as changes to operating assets and liabilities, consisting of a decrease to inventory of $5,279, a decrease to accounts receivable of $4,060 and a decrease to accounts payable and accrued expenses of $16,795. Net cash used in operating activities for the six months ended September 30, 2023 and was primarily the result of the net loss of $61,491, offset by non-cash interest expenses of $7,222 and amortization of intangible assets of $22,464, as well as changes to operating assets and liabilities, including an decrease to inventory of $5,870, an increase to accounts receivable  of $10,489, a decrease to prepaid expenses of $70 and a decrease to accounts payable and accrued expenses of $13,658.

Cash used in investing activities:

The Company had no cash used in investing activities for the six months ended September 30, 2024, and 2023.

Cash provided by financing activities:

	September 30, 2024	September 30, 2023
CASH FLOWS FROM FINANCING ACTIVITIES:
Advances payable – related parties	36,347	36,010
Interest expense – related party, annual coupon on preferred stock	12,534	12,534
Interest expense, loan payable	1,253	1,241
Interest expense, loan payable – related party	177	177
Cash provided by (used in) financing activities	50,311	49,962

Net cash provided by financing activities during the six months ended September 30, 2024, totaled $50,311 and was comprised of $36,347 in cash advances from related parties, accrual of coupon payments on certain preferred stock held by related parties of $12,534, interest expenses on certain loans payable of $1,253 and interest on related party loans of $177. Net cash provided by financing activities during the six months ended September 30, 2023, totaled $49,962, comprised of $36,010 in advances from related parties, accrual of coupon payments on certain preferred stock held by related parties of $12,534, interest expenses on certain loans payable of $1,241 and interest on related party loans of $177.

Liquidity and Capital Resources

As of September 30, 2024, the Company had $923,593 in total assets and total liabilities of $466,789. Of this, $3,422 was cash, $116,817 was inventory, and $803,354 were intangible assets. As of March 31, 2024, the Company had $952,930 in total assets and total liabilities of $433,273. Of this, $957 was cash, $4,060 was accounts receivable, $122,096 was inventory and $825,817 was intangible assets.

The Company is currently in the process of raising up to $10,000,000 in an offering being conducted under Regulation A. As of the date of this filing, the Company has not raised any funds pursuant to the Offering.

The Company currently has no binding agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. As such, in order for us to close successfully on any potential investments we will need to either raise sufficient additional funds in the Offering or be able to borrow adequate funds.

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Factors Affecting Income

At present, the income generated from our operations remains minimal, a reflection of the Company's early stage in its business lifecycle. This income primarily stems from a limited number of product trials and the sale of inventory that was initially acquired through strategic acquisitions and licensing deals. These early efforts, while not significantly contributing to our revenue stream, have been instrumental in validating our product concepts and providing valuable insights into market needs and preferences. They serve as a foundational step in our journey towards larger-scale commercialization and market penetration.

Looking ahead, our Company is poised for a significant transformation in its financial trajectory, thanks to our strategic plan to commercialize our innovative technology platforms. We are targeting diverse and lucrative industries such as odor control, fire protection, and mobile device screen protection - sectors that not only have a substantial market demand but also present opportunities for technological innovation and differentiation. By tapping into these industries, we aim to unlock new revenue streams and drive substantial profits. Our focus will be on leveraging the unique aspects of our technology to meet specific market needs, thereby creating a competitive edge in these sectors.

The potential for profit generation in these areas is substantial. Odor control technology, for instance, has applications ranging from household products to industrial waste management, presenting a wide market scope. Fire protection technology, on the other hand, is critical in various sectors including construction, manufacturing, and consumer goods, offering opportunities for both B2B and B2C engagement. Similarly, the market for mobile device screen protection is continuously expanding, driven by the global increase in smartphone usage and the consumer's growing interest in protecting their investments. Our company’s innovative solutions in these areas are expected to resonate well with the market, driving significant sales and profitability. This shift from minimal operational income to significant profit generation will mark a pivotal phase in our company's growth and development.

Material Changes in Sales or Revenues

The income statements of our company accurately mirror its early stage, with working capital predominantly sourced through shareholder advances. However, a notable transformation in our financial structure was observed in the fiscal year 2023, primarily attributed to the acquisition of three major technology licenses. These licenses form the cornerstone of our newly established technology platforms and are pivotal to our anticipated future profitability. The acquisitions not only augmented our inventory with essential raw materials but also led to the creation of substantial intangible assets. The funding for these acquisitions was primarily secured through the issuance of Series D Preferred Stock, supplemented by a portion of cash.

Specifically, the technology license for our fire safety technology contributed an intangible asset valued at $500,000 to our balance sheet. Additionally, two strategic acquisitions, one for SiO2 coatings and the other for halogen coatings, collectively resulted in intangible assets amounting to $396,113. These assets, integral to our technology portfolio, are currently being amortized over a 20-year period, reflecting our long-term commitment to and confidence in the value they bring to our company. This strategic investment in intellectual property underlines our dedication to fostering innovative technologies and our focus on long-term growth and profitability.

Capital Commitments

The Company currently holds no substantial commitments regarding capital expenditures. This indicates that, at present, there are no significant financial obligations tied to the acquisition of assets or large-scale investments.

However, this situation is likely to change following the conclusion of the fundraising efforts. It is anticipated that the Company will engage in certain capital investments, such as manufacturing and R&D capabilities, once the fundraising is successfully completed. This will mark a new phase of financial planning and asset development for the Company.

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Plan of Operations

The primary use of the capital over the next 12 months will be to establish and scale up manufacturing capabilities. This is a critical step in commercializing our technology, as it will enable us to produce at a volume necessary to meet market demand. Additionally, the funding will be allocated towards obtaining necessary performance testing, certifications, and regulatory approvals, which are crucial for market entry, especially in industries that are heavily regulated. This process will ensure that our products not only meet the highest standards of quality and safety but also comply with industry-specific regulations. Furthermore, a portion of the capital will be dedicated to strengthening our supply chain and logistics framework, ensuring that we can deliver our products efficiently and reliably to our customers.

Finally, a significant portion of the raised capital will be invested in marketing and sales efforts. Building brand awareness and establishing a market presence are essential for the successful launch of our products. We plan to implement a comprehensive marketing strategy that includes digital marketing, industry events, and strategic partnerships. Sales efforts will be focused on both direct-to-consumer channels and building relationships with distributors and retailers, which are key to accessing broader markets. This dual approach will allow us to not only reach our end-users directly but also tap into established distribution networks, thereby maximizing our market reach. In summary, the capital from this offering will be the catalyst that transforms our extensive intellectual property portfolio into a suite of commercially viable products, setting the stage for revenue growth and long-term success in the market. We do not believe it will be necessary to raise additional funds within the next six months to implement this strategic plan.

Impact of Trends on Capital Requirements

Currently, the sales figures presented in the financial statements are relatively low. This minimal sales performance, however, does not fully reflect the company's ongoing efforts in business development. The team has been actively involved in various initiatives aimed at expanding the company's reach and enhancing its market presence. These efforts, though not immediately apparent in current financial outcomes, are laying the groundwork for future growth and revenue generation.

On a promising note, the Company has recently entered into a distribution agreement with a firm specializing in odor remediation and another for food security. These partnerships are expected to yield positive financial results in upcoming periods, especially with planned investments in sales and marketing strategies. Additionally, there are multiple potential distribution opportunities being explored in other markets, such as food preservation and adult incontinence. These markets are showing encouraging trends, driven by factors such as the aging population fueling the adult incontinence market and increasing concerns over food shortages. These industry dynamics present significant opportunities for growth and are aligned with the Company's strategic direction.

The Company's investigations and conversations about pricing so far indicate that in our intended markets, there is sufficient flexibility in how much customers are willing to pay for our added benefits. This suggests that we can achieve profitability at our current cost projections.

Industry Analysis and Trends

The Company possesses a diverse array of potential product applications spanning many markets and industries. The following four exemplars from our technology portfolio serve as a testament to the myriad opportunities available for the company to leverage and capitalize upon. This broad spectrum of applications not only highlights the versatility and adaptability of our technological innovations but also underscores our potential for significant growth and expansion across various sectors.

1. Fire Inhibition. In the current market landscape, the fire inhibition technology sector is witnessing a significant surge in demand, driven by heightened awareness of fire safety and increasingly stringent regulatory standards globally. Companies like ours, which specialize in advanced fire inhibition products, are strategically positioned to capitalize on this growing market. Innovations in fire-resistant materials and chemicals, particularly those that are environmentally friendly and comply with international safety standards, are in high demand. This industry is not only propelled by the construction and manufacturing sectors but also by the residential market, as homeowners become more conscious of fire safety. The challenge for manufacturers in this space lies in balancing technological innovation with cost-effectiveness and regulatory compliance, ensuring that their products remain accessible while meeting the highest safety standards.

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2. Odor and VOC Remediation. In the realm of odor and VOC remediation, the market is evolving rapidly, with increasing consumer demand for more effective and environmentally sustainable solutions. This sector, which encompasses everything from household care products to industrial applications, is ripe for companies that can offer innovative, safe, and eco-friendly solutions. The growing focus on indoor air quality, particularly in the wake of heightened health and hygiene awareness post-pandemic, has bolstered the demand for advanced remediation technologies. Companies that can integrate natural and organic components, reducing reliance on harsh chemicals without compromising efficacy, are likely to gain a competitive edge. Moreover, the sector offers substantial opportunities for growth in diverse industries, including janitorial, waste management, and automotive, each requiring specialized solutions.

3. Odor Control Adult Incontinence Products. The market for adult incontinence products is another area experiencing notable growth, primarily driven by an aging global population. As societal stigmas surrounding incontinence continue to diminish, there is still an increasing demand for products that offer not just functionality, but the discretion offered by advanced odor control technology. The challenge for manufacturers in this space is to innovate in material science and product design to enhance user comfort and convenience while ensuring environmental sustainability. Companies that can successfully innovate in this domain while keeping products affordable will likely see increased market share. Additionally, as online retail continues to grow, companies with strong e-commerce strategies will be better positioned to reach and serve a wider, global customer base.

4. Mobile Phone Screen Protection. Lastly, the mobile phone accessories market is highly dynamic and competitive, characterized by rapid technological advancements and changing consumer preferences. As smartphones continue to permeate every aspect of daily life, the demand for accessories that enhance functionality, protect the device, and reflect personal style is booming. The challenge in this market lies in continually innovating and keeping pace with the fast-evolving technology of mobile devices. Companies need to focus on creating high-quality, durable products that align with the latest smartphone models and consumer trends. Additionally, there's a growing trend towards sustainability in this sector, with consumers increasingly favoring products made from eco-friendly materials. Manufacturers who can agilely navigate these trends, offering cutting-edge, sustainable, and aesthetically pleasing accessories, are likely to capture and retain consumer interest in this highly competitive market.

Legal Proceedings

There are currently no legal proceedings that the Company is aware of that are material to the business or financial condition of the Company.

Item 2. Other Information

Liquidnano, Inc.

On March 19, 2023, the Company entered into an Exclusive Global Supply Agreement with Liquidnano, Inc. an industry leader in Liquid Glass Screen Protection for mobile devices. These wipe-on products provide scratch, shatter, and impact resistance to all types of handheld device screens. Under the terms of the agreement, Liquidnano, Inc. (the “Distributor”) must purchase at least $725,000 USD of Product during the first twelve (12) months following execution of the Agreement, $1,495,000 USD of Product within months thirteen (13) to twenty-four (24), and $2,810,000 within months twenty-five (25) to thirty-six (36), where month one (1) starts on the first day of the calendar month immediately following the Effective Date. Volume targets beyond that will be mutually agreed upon but shall be at least $2,810,000 USD per year. If the volume target is missed, the agreement will become nonexclusive unless at least 75% of the annual minimum is achieved, in which case the exclusivity is not revoked. However, the shortfall must be made up the following year or the Agreement becomes non-exclusive. Liquidnano failed to pay two invoices for sales made in 2024 and was sent a Default Notice on December 31, 2023 which gave them 90 days to pay the outstanding invoices. The payments were not made and the Agreement was terminated on March 30, 2024. On April 23, 2024, a Customer Referral Agreement was signed with Liquidnano in which they could refer specific named customers to Megola to sell product in exchange for a commission of $5/liter and the Company also agreed to forgive the outstanding invoices after the first order is received by a referred customer.

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STAT Sanitizing LLC

On August 22, 2023, the Company entered into an exclusive supply and distribution agreement with STAT Sanitizing LLC (“STAT”) whereby the Company granted STAT the exclusive rights to market and sell certain Megola products within the Territory defined as the US market for remediation services. The agreement has a term of 24 months, renewal for consecutive 12-month periods subject to STAT meeting certain minimum purchase commitments. STAT must purchase at least $500,000 USD of product during the first 12 months from August 22, 2023 and $1,000,000USD of product during the second 12 months. Should the volume targets not be met the agreement will become non-exclusive for the remaining term of the agreement. Any sales by the Company in the Territory or by STAT outside of the Territory, the Company will pay STAT a commission fee of 10% of all such sales and the sales will be included in the minimum purchase commitments. The product included in the agreement is MedeSol Cleaner Deodorizer. The agreement was amended on November 14, 2023 to change the Effective Date of the agreement to November 13, 2023 which resulted in extending the time period for achieving the minimum targets above.

On August 8, 2024, the Company signed a new Representation Agreement with STAT Sanitizing which pays a 10% commission to STAT Sanitizing for sales of the OdorSol Cleaner Deodorizer and OdorSol Portable Toilet Deodorizer. As part of executing this new agreement, the Exclusive Supply and Distribution Agreement dated November 13, 2023 was terminated by mutual agreement.

On September 10, 2024, the Representation Agreement was terminated, and the Company has developed an alternative strategy for this market, including seeking additional patent protection for these large verticals.

Pure Turf Solutions

On August 5, 2024, the Company executed a Memorandum of Understanding and Temporary License Agreement with Pure Turf Solutions which granted them the right to manufacture treated zeolite particles using Megola IP and sell into the odor control for artificial turf market, specifically targeting dog walking areas. The term of this MOU is for 6-months after which a Definitive Agreement will be executed if both of the Parties are satisfied with the performance. The agreement includes the purchase of the active ingredient from Megola and the initial order of 200lb was received on August 6th and shipped on August 7th. The Company will also be due a royalty of 5-10% of Pure Turf sales depending on how much of the treated zeolite is incorporated into the final product format.

Kane & McHenry Enterprises

On August 7th, 2024, The Company executed a Supply and Distribution Agreement with Kane & McHenry Enterprises for the non-exclusive distribution of the Company’s mobile device protection formulation. The Company expects the first shipment under this Agreement to be fulfilled before the end of August. Kane & McHenry Enterprises sells their products under their own brand names into over 5,000 wireless stores in the United States as well as other channels globally. This customer was referred to the Company as part of the Liquidnano Customer Referral Agreement. The Company shipped the first order to Kane & McHenry on October 1st, 2024, subsequent to this financial report.

Jeterex LLC

On August 8, 2024, the Company executed a Memorandum of Understanding and Temporary License Agreement with Jeterex LLC which granted them the right to manufacture treated air filters for odor control use in Cannabis growing facilities. Jeterex will purchase raw materials from the Company and also pay a royalty of 5% of sales. The company shipped the first order of 200lb of raw material on August 15, 2024.

Winner Medical Co., Ltd.

On September 27, 2024, the Company entered into a Product Evaluation Collaboration Letter with Winner Medical Co., Ltd. (“Winner Medical”), a company based in Shenzhen, China, and traded on the Shenzhen Stock Exchange under the symbol 300888.SZ. The collaboration follows positive feedback received from the evaluation of an initial batch of samples provided by the Company. Megola will engage with Winner Medical in a manufacturing trial and performance evaluation of the Company's Odor Control Super Absorbent Polymers ("Treated SAP") for potential use in two of Winner Medical’s product lines—adult incontinence diapers and feminine hygiene pads (the “Collaboration”). The purpose of the Collaboration is to assess the applicability and performance of Megola’s ultra-long-lasting Treated SAP in the healthcare market. As part of this collaboration, Megola’s scientists will work alongside Winner Medical’s research and development team to develop a detailed testing plan and conduct analysis of the testing results. Winner Medical will integrate Megola’s Treated SAP into its manufacturing process to produce articles of the Products for human subject evaluation.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended March 31, 2024. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended September 30, 2024 are not necessarily indicative of the results that can be expected for the year ending March 31, 2025.

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INDEX TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

F-1

Megola, Inc.

Condensed Balance Sheets

	September 30, 2024	March 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$3,422	$957
Accounts receivable	-	4,060
Inventory	116,817	122,096
Total Current Assets	120,239	127,113
Intangible Assets, net of amortization of $92,759 and $70,295	803,354	825,817
Total Assets	$923,593	$952,930

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued liabilities	$41,613	$57,155
Advances Payable – related parties	190,294	153,947
Loan Payable – related party	7,164	6,988
Coupon interest payable – related party	59,110	46,575
Convertible Notes (Note 6)	50,000	50,000
Convertible Note – related party (Note 7)	118,608	118,608
Total Current Liabilities	466,789	433,273
Total Liabilities	$466,789	$433,273

Stockholders’ Equity
Common Stock – authorized 3,000,000,000 shares, $0.001 par value, 291,876,881 and 269,876,881 shares of common stock issued and outstanding	291,877	291,877
2018 Special Series A Preferred Shares – authorized 1 share of $0.001 par value, 1 share issued and outstanding	—	—
Series A Preferred Shares – authorized 200 shares, $0.001 par value, 68 and 70 shares issued and outstanding	—	—
Series B Preferred Shares – 100 authorized shares $0.001 par value, 6 shares issued and outstanding	—	—
Series C Preferred Shares – 100 authorized shares, $0.001 par value, 8 shares issued and outstanding	—	—
Series D Preferred Shares – 5,000,000 authorized shares, $10.00 par value, 100,000 and 0 shares issued and outstanding	1,000,000	1,000,000
Series E Preferred Shares – 5,000,000 authorized shares, $5.00 par value, 0 shares issued and outstanding	—	—
Series F Preferred Shares – 25,000,000 authorized shares, $1.00 par value, 0 and 40,000 shares issued and outstanding	—	—
Series G Preferred Shares – 10,000,000 authorized shares, $1.00 par value, 0 shares issued and outstanding	—	—
Additional Paid in Capital	499,961	499,961
Accumulated Deficit	(1,335,034)	(1,272,181)
Total Stockholders’ Equity	456,804	519,657
Total Liabilities and Stockholders’ Equity	$923,593	$952,930

The accompanying notes are an integral part of these  unaudited condensed financial statements.

F-2

Megola, Inc.

Condensed Statements of Operations

	For the six months ended September 30,
	2024	2023
Sales	$9,260	$9,000
Cost of Goods Sold	6,674	6,542
Gross Profit	2,586	2,458

Operating expenses:
Professional fees	11,154	3,923
Amortization of intangible assets	22,464	22,464
Selling, general and administrative expenses	17,857	16,388
Total operating expenses	51,475	42,775

Loss from operations	(48,889)	(40,317)

Other Income (expense)
Interest expense	(13,964)	(21,174)
Total other income (loss) net	(13,964)	(21,174)

Net loss	$(62,853)	$(61,491)

Net loss per common share
Basic and diluted	$(0.00)	$(0.00)

Weighted average number of common shares
Basic and diluted	291,876,881	272,882,345

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-3

Megola, Inc.

Condensed Statement of Stockholders’ Equity

	Preferred Stock (1)	Special 2018 Preferred Stock (2)	Common Stock		Additional Paid-in	Accumulated	Shareholders Equity
	Amount	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance March 31, 2024	$1,000,000	$—	291,876,881	$291,877	$499,961	$(1,272,181)	$519,657

Net loss	—	—	—	—	—	(62,853)	(62,853)
Balance September, 2024	$1,000,000	$—	291,876,881	$291,877	$499,961	$(1,335,034)	$456,804

	Preferred Stock (1)	Special 2018 Preferred Stock (2)	Common Stock		Additional Paid-in	Accumulated	Shareholders Equity
	Amount	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance March 31, 2023	$1,000,000	$—	269,876,881	$269,877	$466,961	$(1,051,543)	$685,295
Debt converted to common stock	—	—	22,000,000	22,000	33,000	—	55,000
Net loss	—	—	—	—	—	(61,491)	(61,491)
Balance September 30, 2023	$1,000,000	$—	291,876,881	$291,877	$499,961	$(1,113,034)	$678,804

(1)

	Preferred Series A		Preferred Series B		Preferred Series C		Preferred Series D		Preferred Series E		Preferred Series F		Preferred Series G
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance March 31, 2022	68	—	6	—	8	—	—	—	—	—	40,000	40,000	—	—
Issuance of Series F	—	—	—	—	—	—	—	—	—	—	15,000	15,000	—	—
Conversion of Series F to Common	—	—	—	—	—	—	—	—	—	—	(55,000)	(55,000)	—	—
Issuance of Series D	—	—	—	—	—	—	125,000	1,250,000	—	—	—	—	—	—
Cancellation of Series D	—	—	—	—	—	—	(25,000)	(250,000)	—	—	—	—	—	—
Balance, March 31, 2023	68	$—	6	$—	—	$—	100,000	$1,000,000	—	$—	—	$—	—	$—
Balance March 31, 2024	68	$—	6	$—	—	$—	100,000	$1,000,000	—	$—	—	$—	—	$—

(2)

	Special 2018 Series A Preferred
	Shares	Amount
Balance, March 31, 2022	1	$—
Balance, March 31, 2023	1	—
Balance, March 31, 2024	1	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-4

Megola, Inc.

Condensed Statements of Cash Flows

	For the six months ended September 30,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(62,853)	$(61,491)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	22,463	22,464
Non-cash interest	-	7,222
Changes in operating assets and liabilities
Accounts receivable	4,060	(10,489)
Inventory	5,279	5,870
Prepaid Expenses	-	70
Accounts payable and accrued expenses	(16,795)	(13,658)
Cash used in operating activities	(47,846)	(50,012)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash provided by (used in) investing activities	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Convertible notes	-	-
Advances payable – related parties	36,347	36,010
Interest expense – related party, annual coupon on preferred stock	12,534	12,534
Interest expense, loan payable	1,253	1,241
Interest expense, loan payable – related party	177	177
Cash provided by financing activities	50,311	49,962

INCREASE (DECREASE) IN CASH	2,465	(50)
CASH AT BEGINNING OF YEAR	957	850
CASH AT END OF YEAR	$3,422	$800

Supplemental Disclosure of Cash Flow Information
Shares issued to settle principal of convertible note and stock settle-debt	$-	$55,000

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-5

Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 1 - NATURE OF OPERATIONS

Description of Business:

Historical Information:

Megola, Inc. ("Megola" or "the Company") was incorporated in the State of Nevada under the name SuperiorClean, Inc. on March 29, 2001 to franchise and support third party carpet cleaning operations.

On September 25, 2003, the Company changed its name to Megola, Inc. pursuant to an acquisition agreement with Megola, Inc., an Ontario company (“Megola Canada”). On November 26, 2003, the Company and Megola Canada completed the agreement by way of a reverse acquisition. Megola Canada was formed to sell physical water treatment devices to a wide range of end-users in the United States, Canada and internationally under a license granted by Megola GmbH in Germany. Megola operated up until March 2016 when it no longer had the financial resources to continue to meet its ongoing obligations in the normal course and was subsequently struck in the State of Nevada.  The Company was reinstated on May 9, 2019 and on May 17, 2018, the 8th District Court for Clark County, Nevada, entered an Order granting the application for custodianship of Megola, Inc. to International Venture Society, LLC.

On September 24, 2018, Mr. William Eric Ottens paid $50,000 to the then controlling shareholder for 1 share of Special 2018 Series A Preferred Shares. This effected a change of control, and Mr. Ottens became the sole officer and director of the Company.

Current Information:

On September 25, 2018, the Company entered into a formal agreement to ratify the divestiture of the shares of our former controlled subsidiary, Megola Canada, in agreement with 1863942 Ontario Corporation, an entity controlled by the officer and director of Megola Canada who is also a shareholder of the Company. Under the terms of the agreement, the Company transferred the shares of Megola Canada to 1863942 Ontario Corporation and assumed certain debts incurred in prior periods in the amount of $205,184 which were paid by 1863942 Ontario Corporation.

On December 24, 2018, effective February 13, 2019, the Custodianship of Megola, Inc. in the State of Nevada was discharged.

On January 25, 2020, the Board of Directors of the Company and the majority shareholder of the Company approved an Amendment to the Articles of Incorporation whereby the Company designated a series of Preferred Shares, being Series D, E, F and G. Concurrently they approved the cancellation of the 2018 Special Series B and D shares of preferred stock upon their return to treasury. Further the Company received and approved the consents of Mr. Rodney Nettles and Mr. Bob Gardiner to serve as members of the Board of Directors of the Company, such action to take place upon the Company filing all required reports with OTCMarkets. The aforementioned Certificate of Amendment was filed with the State of Nevada on February 28, 2020.

On January 30, 2020, Mr. Ottens entered into an agreement with Mr. Rodney Nettles, whereunder he agreed to sell his 1 share of 2018 Special Series A Preferred Stock for cash consideration of $50,000. Further to this agreement, certain shareholders holding the 2018 Special Series B and the 2018 Special Series D Preferred stock agreed to cancellation of their shares for cumulative cash consideration of $15,000 from Mr. Nettles upon closing of the sale of the 2018 Special Series A Preferred Stock, all of which transactions are dependent upon the filing of all reports required with OTC Markets. The transactions contemplated by this agreement closed during the period covered by this report.

On May 21, 2020, Mr. William Eric Ottens resigned as the sole officer and director of the Company, and concurrently, Mr. Robert Gardiner was appointed President and a director and Mr. Rodney Nettles was appointed Secretary/Treasurer and a director. As at the date of this report Mr. Ottens continues to be the controlling shareholder of the Company.

F-6

Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 1 - NATURE OF OPERATIONS (Continued)

Description of Business (Continued):

Current Information (Cont’d):

On August 24, 2020, the Board of Directors of the Company appointed Mr. Mark Suchy and Mr. Samuel Chiang to the Board of Directors of the Company.

On October 8, 2020, the Company entered into a definitive contract for the purchase and sale of certain business assets with Scar Capital LLC, whereby the Company acquired intellectual property and patents pending to a deodorizing sanitizing ozone unit known as “The Stink Genie” (“Genie”), as well as inventory on hand. Under the terms of the contract, the Company was required to pay $70,000 for the inventory and intellectual property related to Genie and to issue20,000 shares of Series F Convertible Preferred Stock at $1 per share for a total of $20,000. During the period ended December 31, 2020, the Company sold sufficient inventory and allocated all of the proceeds to fund the required payment of $70,000, and on December 10, 2020, the Company issued 20,000 shares of Series F Convertible Preferred stock.

On October 8, 2020, the Company entered into a definitive contract for the purchase and sale of business assets with Balance2day LLC (“B2D”). Under the terms of the agreement B2D sold to the Company certain inventory on hand owned by B2D for the cash purchase price of $20,000 due and payable by March 31, 2021 and the issuance of 20,000 shares of Series F Preferred stock valued at $1.00 per share. B2D is a company producing and selling a line of hemp extract products designed for athletes and individuals leading an active lifestyle. The products are THC free and legal in all 50 states. During the period ended December 31, 2020, the Company sold sufficient inventory and allocated all of the proceeds to fund the required payment of $20,000 and on December 10, 2020, the Company issued 20,000 shares of Series F Convertible Preferred stock.

On October 13, 2020, the share acquisition between Rodney Nettles and William Eric Ottens was finalized and 1 share of Special Series A Preferred stock was transferred to Mr. Nettles, thus effecting a change in control of the Company. Concurrently, a total of 10,000,000 shares of 2018 Special Series B Preferred stock were returned to the Company and canceled. On November 24, 2020 the holder of 20,000,000 shares of 2018 Special Series D Preferred Stock also returned their shares for cancelation. The impact of the return and cancelation of the 10,000,000 2018 Special Series B and 20,000,000 Special Series D Preferred stock was retroactively applied as at September 30, 2020.

On October 19, 2020, Mr. Paul Cohen and Mr. John MacLeod were appointed to the Advisory Board of the Company.

On July 19, 2021, two shareholders holding shares of Series A Preferred stock converted 1 share each and received 250 shares of common stock each increasing the issued and outstanding common stock of the Company by 500 shares.

During the year ended March 31, 2022, 1863942 Ontario Corp. returned a total of 19,500,000 shares of the Company’s common stock to treasury for cancellation that had previously been issued in settlement of a portion of their convertible note with the Company, thus increasing the amount of the convertible note by $48,750.

The Company exited from shell status in October 2020 concurrent with the acquisition of certain assets and the commencement of sales of the acquired products as part of our ongoing operations. The Company is currently transitioning the e-commerce sites and sourcing new merchant account providers while continuing to sell products existing products.

F-7

Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 1 - NATURE OF OPERATIONS (Continued)

Description of Business (Continued):

Current Information (Cont’d):

On February 22, 2022, Megola entered into an agreement with RGB Wholesale whereby Megola has been granted a license to access certain branding, label and supply agreements for various Specialty Coffee Product lines, for $15,000 by way of the issuance of 15,000 shares of the Company’s Series F Preferred stock, par value $1.00 per share. The shares were issued on May 24, 2022, and valued at cost, and the Company capitalized the value of the supply agreement and licensing rights. Subsequently on March 31, 2023, the Company determined to fully impair this asset due to a delay in initiating operations under the acquired license.

On March 11, 2022, Megola entered into an agreement with Medesol Global Inc, (“Medesol”) whereby Megola has been granted a license and exclusive marketing rights to Sio2 Proteksol Coatings in consideration of $15,000, payable by way of the issuance of 15,000 shares of the Company’s Series F Preferred stock, par value $1.00 per share.

The shares were issued on May 24, 2022, and valued at fair market value using the if converted method, and the Company capitalized the value of the License and Marketing rights. On September 19, 2022, we entered into an asset acquisition agreement with Medesol whereunder we acquired certain additional product lines, inventory, manufacturing rights and other assets for the issuance of 25,000 shares of the Series D Preferred stock, par value $10 per share, and the concurrent cancelation of the 15,000 Series F Preferred shares previously issued in May 2022. The 25,000 shares of Series D Preferred stock were issued on December 27, 2022, completing the terms of the asset acquisition agreement and were valued at $250,000. Acquired inventory was valued at $52,743 with the remaining value attributed to intangible assets in the amount of $197,257.

On March 22, 2022, the Board of Directors of the Company appointed Mark Pacchini, Simon Johnston, Prof. Jeffrey F. Williams Ph.D., and Bruce Johnston to company Advisory Board positions.

On March 28, 2022, Megola announced that it had entered into a letter of intent with GS Capital Blends LLC, a company with officers, directors and shareholders in common, regarding the Purchase and License of Intellectual Property, Product Lines, Manufacturing and Other Specified Assets of GS Capital Blends LLC. On May 24, 2022, we issued a total of 75,000 Series D Preferred shares (the “Acquisition shares”), par value $10 per share in respect to the aforementioned agreement. We valued the transaction at cost on the acquisition date and capitalized the intellectual property as intangible assets. Subsequently we entered into an amendment to the original agreement (the “Amendment”) reducing the number of acquisition shares to 50,000, extending the terms of a lock-up provision (the “Lock-up”) with respect to the conversion of the Acquisition shares to December 31, 2024, and granting GS Capital Blends a coupon of 5% on the par value of the Acquisition shares, or $500,000 through termination of the Lock-up. Under the terms of the Amendment, the 25,000 shares of Series D Preferred stock were deemed canceled and returned to treasury retroactive to the original agreement date, or May 24, 2022.

On January 3, 2023, Samuel Chiang resigned as a director and Rodney Nettles resigned as director, secretary and treasurer. Mark Suchy, director, was appointed to serve as secretary and treasurer. Mr. Nettles continues to be the Company’s controlling shareholder.

On January 3, 2023, the Company appointed Joshua Johnston to serve as COO, CFO and serve on the Board of Directors of the Company. Joshua brings two decades of experience building and launching brands and products in the consumer goods industry, as well as a solid background in operations leadership and complex capital market transactions including M&A and IPOs. His authentic and data-driven approach to achieving aggressive business growth has also benefited his companies in the areas of capital raising and global expansion. Joshua holds a Master of Business Administration, with a focus in Technology Management, from the University of Washington where he continues to serve as a mentor for current students.

F-8

Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 1 - NATURE OF OPERATIONS (Continued)

Description of Business (Continued):

Current Information (Cont’d):

On February 3, 2023, the Company closed a Definitive Contract for the Exclusive License/Manufacturing of certain MedeSol Global Inc. product lines for a cash payment of $25,000, paid in November 2022, and the issuance of 25,000 shares of the Company’s Series D Preferred stock, par value $10 per share. We valued the transaction at $275,000 including cash consideration on the acquisition date and capitalized $76,144 with respect to acquired inventory and allocated $198,856 to intangible assets.

On February 29, 2024, Simon Johnston was appointed to serve on the Board of Directors, Mark Suchy resigned as Secretary and Treasurer, and Joshua Johnston was appointed to serve as Secretary and Treasurer.

On March 31, 2024, the Board of Directors resolved to discontinue the SCARS and B2D lines of business and impair the remaining unamortized intangible assets and inventory.

On May 7, 2024, the Company filed a Registration Statement on Form 1-A with the Securities and Exchange Commission (“SEC”) with respect to the offering of a total of 400,000,000 shares of Common Stock at $0.025 per share for total gross proceeds of up to $10,000,000 (the “Offering”). The Offering received notice of qualification from the SEC on June 12, 2024.  The Company has not yet sold any shares under this Offering.

On June 25, 2024, the Company’s technology licensor, MedeSol Global, Inc., filed a provisional patent application covering various odor control product formats including Porta Potty deodorization. This filing is included in the existing license agreement, furthering the Company’s broad intellectual property portfolio.

On September 12, 2024, the Company executed an Amendment to its Articles of Incorporation with the Secretary of State of Nevada, changing the name of the Company to Breakthrough Chemistry, Inc., having received Board and Majority Shareholder approval.

On September 19, 2024, the Company filed a Corporate Action with FINRA for an OTC Voluntary Name and Symbol Change to Breakthrough Chemistry, Inc., which was still pending as of the filing date of this report.

NOTE 2 – GOING CONCERN

The Company has $3,422 cash on hand, product inventory valued at $116,817 and accounts receivable of $0 for total current assets of $120,239 and current liabilities of $466,789 on September 30, 2024, and we have incurred operating losses to date. While sales have commenced with respect to acquired inventory and product licenses, funds generated from these sales were not sufficient to pay debt and fund ongoing operations.

The Company’s operations have been funded to date by management and shareholders, save for the acquisition costs to purchase certain assets, licensing and intellectual property rights which were partially funded from the sales of acquired product inventory and through the issuance of shares of the Company’s preferred stock. The Company expects this funding to continue until such time as it can acquire a profitable operating business or undertake a financing. There can be no assurance that the Company will continue to receive this funding from management or shareholders, will be able to generate sufficient revenue from sales of products or that the funding received or generated will be sufficient to pay for its ongoing operations. Management’s plans for the continuation of the Company as a going concern includes successful operation of its recently acquired assets in order to attain profitable operations, the development of a commercially viable business, and financing of the Company’s operations through sale of its common stock, as well as shareholder and management advances until such time as it has established profitable operations.

F-9

Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 3 - USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of these financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 – SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles (US GAAP).  In the opinion of management, all adjustments considered necessary for a fair presentation have been included.  All such adjustments are of a normal recurring nature.

Fiscal Year-End

The Company has selected March 31 as its fiscal year-end.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Intangible Assets

Intangible assets reflect the purchase price of various intangible assets including intellectual property rights to various commercial products and process technology, patents, other rights and licensing agreements acquired. The Company has implemented the Business Combinations Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350, Intangibles - Goodwill and Other. Intangible assets acquired are amortized over their useful life, which the Company has determined to be twenty (20) years. The Company expenses costs to maintain or extend intangible assets as incurred.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. Management of the Company determined there was no impairment with respect to the carrying value of certain intangible assets during the six months ended September 30, 2024 and 2023, respectively.

Fair Value of Financial Instruments

The Company follows the fair value measurement rules, which provide guidance on the use of fair value in accounting and disclosure for assets and liabilities when such accounting and disclosure is called for by other accounting literature. These rules establish a fair value hierarchy for inputs to be used to measure fair value of financial assets and liabilities. This hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels: Level 1 (highest priority), Level 2, and Level 3 (lowest priority).

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the balance sheet date.

F-10

 Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 4 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (Continued)

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3—Inputs are unobservable and reflect the Company’s assumptions as to what market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available.

Investments are reflected in the accompanying financial statements at fair value. The carrying amount of receivables and accounts payable and accrued expenses approximates fair value due to the short-term nature of those instruments.

The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information.  These estimates involve uncertainties and cannot be determined with precision.  The carrying amounts of lease receivables, accounts payable, and accrued liabilities approximate fair value given their short-term nature or effective interest rates, which constitutes level three inputs.

Basic and Diluted Loss Per Share

In accordance with ASC Topic 260 – "Earnings Per Share," the basic loss per common share is computed by dividing the net loss available to common stockholders by the weighted average number of common stock outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if the potential common stock had been issued and if the additional shares of common stock were dilutive.

Potential common stock consists of the incremental common stock issuable upon the exercise of common stock warrants (using the if-converted method), convertible notes, classes of shares with conversion features, stock awards and stock options. The computation of loss per share for the comparative periods excludes potentially dilutive securities of underlying preferred shares if their inclusion would be antidilutive. During the years ended March 31, 2024 and 2023 the Company recorded net losses and therefore, inclusion of potentially dilutive securities would be antidilutive and are excluded from the statement of profit and loss. The table below reflects the potentially dilutive securities at period ended September 30, 2024 and March 31, 2024.

	September 30, 2024	March 31, 2024
Series A Preferred Stock	350	350
Series B Preferred Stock	495	495
Series C Preferred Stock	660	660
Series D Preferred Stock	1,000,000,000	1,000,000,000
Convertible Notes	41,410,258	58,531,124
Total	1,041,410,258	1,058,532,629

Revenue Recognition

The Company applies ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

F-11

 Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 4 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Revenue Recognition (Cont’d)

The Company recognizes revenue when the earnings process is complete and persuasive evidence of an arrangement exists. This generally occurs when a purchased product has been shipped to a customer from our fulfilment center at which time both title and the risks and rewards of ownership are transferred to and accepted by the customer, and the selling price has been collected.

Inventory

Inventories, which consist of finished, saleable goods, are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method and is adjusted to actual cost quarterly based on a physical count. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. We also hold raw materials in inventory which are valued at cost. During the six months ended September 30, 2024 and 2023, the Company recorded $0 of impairment to inventory.

Warranty

We do not record warranty liabilities at the time of sale for the estimated costs that may be incurred under the terms of the applicable limited warranty as all component parts are covered by our respective industry suppliers. We hold on hand sufficient replacement units for customer product replacement should the need arise in order to meet expected customer service terms. While we offer a return policy which includes a 30-day money back guarantee, in the most recent two years of product sales there have been no product returns and therefore we have not recorded a liability for any warranty obligations. We assess the need for warranty and return liabilities at each report date.

Advertising Costs

The Company expenses advertising costs as incurred or the first time the advertising takes place, whichever is earlier, in accordance with ASC 720-35. There were no advertising costs incurred during the six months ended September 30, 2024, and 2023.

Research and Development Costs

The Company charges research and development costs to expense when incurred in accordance with FASB ASC 730, "Research and Development". Research and development costs during the six months ended September 30, 2024, and 2023 were $1,184 and $2,957, respectively.

Stock Settled Debt

In certain instances, the Company will issue convertible notes which contain a provision in which the price of the conversion feature is priced at a fixed discount to the trading price of the Company’s common shares as traded on the over-the-counter market.  In these instances, the Company records a liability, in addition to the principal amount of the convertible note, as stock-settled debt for the fixed value transferred to the convertible note holder from the fixed discount conversion feature.  As of September 30, 2024 and March 31, 2024, the Company had recorded within Convertible Notes, net of discount, $25,000 and $25,000 for the value of the stock settled debt for certain convertible notes (see Note 6).

F-12

 Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 4 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are recognized in accordance with ASC 740, “Income Taxes”, whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 5 – ASSET ACQUISITIONS and INTANGIBLE ASSETS

Intellectual Property and Technology from GS Capital Blends LLC

On March 28, 2022, Megola announced that it had entered into a letter of intent with GS Capital Blends LLC, a company with officers, directors and shareholders in common, regarding the Purchase and License of Intellectual Property, Product Lines, Manufacturing and Other Specified Assets of GS Capital Blends LLC. On May 24, 2022, we issued a total of 75,000 Series D Preferred shares (the “Acquisition shares”), par value $10 per share in respect to the aforementioned agreement. We valued the transaction at cost on the acquisition date and capitalized the intellectual property as intangible assets. Subsequently we entered into an amendment to the original agreement (the “Amendment”) reducing the number of acquisition shares to 50,000, extending the terms of a lock-up provision (the “Lock-up”) with respect to the conversion of the Acquisition shares to December 31, 2024, and granting GS Capital Blends a coupon of 5% on the par value of the Acquisition shares, or $500,000 through termination of the Lock-up. Under the terms of the Amendment, the 25,000 shares of Series D Preferred stock were deemed canceled and returned to treasury retroactive to the original agreement date, or May 24, 2022. We valued the transaction at cost on the acquisition date and capitalized $500,000 as intangible assets.

Intellectual Property and Technology from RBG Wholesale

On May 24, 2022, Megola closed a Contract for the Purchase and Sale of Business Assets from RBG Wholesale with RBG Wholesale (“RBG”), a company with officers, directors and shareholders in common by way of the issuance of 15,000 shares of the Company’s Series F Preferred stock, par value $1.00 per share. The Company has been granted a license to access certain branding, label and supply agreements for various Specialty Coffee Product lines. We valued the transaction at cost on the acquisition date and capitalized $15,000 as intangible assets.

Intellectual Property and Technology from MedeSol Global

On May 24, 2022, Megola closed a Purchase and Sale of Business Assets Contract with MedeSol Global Inc (“MedeSol’) and issued 15,000 shares of the Company’s Series F Preferred stock, par value $1.00 per share. Further, on December 27, 2022, the Company amended the original Purchase and Sale of Business Assets Contract with a Definitive Contract for the Exclusive License/Manufacturing of certain MedeSol Global Inc. product lines, which agreement superseded the prior agreement and closed upon issuance of 25,000 shares of the Company’s Series D Preferred stock, par value $10 per share, and the concurrent cancelation of the 15,000 shares of Series F Preferred stock issued previously. We valued the transaction on the acquisition date at $250,000 and capitalized $52,743 with respect to acquired inventory and allocated $197,257 to intangible assets.

F-13

 Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 5 – ASSET ACQUISITIONS and INTANGIBLE ASSETS (Continued)

Intellectual Property and Technology from MedeSol Global (Cont’d)

On February 3, 2023, the Company closed a Second Definitive Contract for the Exclusive License/Manufacturing of certain MedeSol Global Inc. product lines for a cash payment of $25,000, paid in November 2022, and the issuance of 25,000 shares of the Company’s Series D Preferred stock, par value $10 per share. We valued the transaction on the acquisition date at $275,000 including the cash consideration and capitalized $76,144 with respect to acquired inventory and allocated $198,856 to intangible assets.

Purchase price allocation is as follows:

In Fiscal Year Ended March 31, 2023 $
Allocation:
Inventory acquired at fair market value	128,887
Intangible assets acquired	911,113
Total assets purchased	1,040,000

Consideration paid:
Series F Convertible Preferred shares, 15,000 shares issued, par value $1.00	15,000
Series D Convertible Preferred shares, 100,000 shares issued, par value $10.00	1,000,000
Cash paid	25,000
Total	1,040,000

Intangible assets are amortized over their useful life, determined to be twenty (20) years, as set out below:

Capitalized value, Intangible Assets
Open, March 31, 2022	$29,538
Additions:
Intangible assets acquired	911,113
Impairment	(15,000)
Amortization	(25,367)
Balance, March 31, 2023	$900,283
Impairment	(29,538)
Amortization	(44,928)
Balance, March 31, 2024	$825,817
Impairment	-
Amortization	(22,463)
Balance, September 30, 2024	803,354

F-14

 Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 6 – CONVERTIBLE NOTE

On November 23, 2022, the Company executed a Convertible Promissory Note (the “CPN”) with a third party who provided a loan in the amount of $25,000. The CPN is for a six month term, bears interest at 10% per annum and is convertible into shares of common stock of the Company based on the following: Upon Maturity, the Company shall pay the entire $25,000 principal, plus any accrued and unpaid interest, back to the Lender, or at any time from the original date of the CPN the Lender may choose to convert the unpaid balance of the CPN, and any accrued interest thereon, into shares of the Company’s Common Stock at a fifty percent (50%) discount off of the lowest volume weighted average price ( “VWAP”) price for the Company’s common stock during the Ten (10) trading days immediately preceding conversion date, as reported by Quote stream. The CPN is currently in default.

Effective November 23, 2022, the date of the CPN, Company recorded $25,000 as the liability on stock settled debt which amount is amortized over the term of the notes.

The carrying value, net of accrued interest, is as follows:

	September 30, 2024	March 31, 2024
Principal issued	$25,000	$25,000
Stock-settled liability	25,000	25,000
	50,000	50,000
Unamortized debt discount	—	—
	$50,000	$50,000

Interest expense during the six months ended September 30, 2024 and 2023 is as follows:

	For the Six Months Ended
	September 30,
	2024	2023
Interest expense on notes	$1,253	$1,241
Amortization of debt discount	-	7,222
Total:	$1,253	$8,463

The accrued interest payable is as follows and is included in accounts payable:

Balance, March 31, 2024	$3,384
Interest expense on the convertible notes	1,253
Balance, September 30, 2024	$4,637

NOTE 7 - RELATED PARTY TRANSACTIONS

William Eric Ottens

Mr. William Eric Ottens is our former controlling shareholder and a former officer and director. operations in the amount of $12,498.

F-15

 Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 7 - RELATED PARTY TRANSACTIONS (continued)

William Eric Ottens (Cont’d)

During the six months ended September 30, 2024 and 2023, the Company accrued interest of $176 and $177, respectively, with no repayments to a prior advanced loan with a remaining principal balance of $5,298.  The balance of the loan outstanding including principal and accrued interest at September 30, 2024 totaled $7,164 (March 31, 2024 - $6,988).

Robert Gardiner

Mr. Gardiner joined the Board of Directors and became an officer on May 21, 2020.

During the six months ended September 30, 2024 and 2023, the Company did not incur any fees from Mr. Gardiner.

GS Capital Blends LLC

GS Capital Blends LLC (“GSCB”), a company with officers, directors and shareholders in common.

	September 30, 2024	March 31, 2024
Convertible note – related party	$65,924	$65,924
Advances – related parties	143,061	116,781
	$208,985	$182,705

The convertible note in the amount of $65,924 issued in August 2021, with bearing no interest, is payable on demand and is convertible at $0.005 per share. On the date of issuance, the Company recorded a beneficial conversion feature equal to the face value of the note, which amount was immediately expensed.

During the fiscal year ended March 31, 2023, GSCB advanced $34,588 to the Company of which $10,000 was a cash deposit to the corporate bank account and the balance were expenses paid on behalf of the Company by GSCB directly. Of this amount, GSCB was repaid a total of $7,094 for net advances provided during the fiscal year ended March 31, 2023 of $27,494. At March 31, 2023, GSCB was owed a total of $82,918 (March 31, 2022 - $55,424).

During the fiscal year ended March 31, 2024, GSCB advanced $38,823 to the Company with no repayments.

During the year the Company sold certain retail products to GSCB valued at $4,960, which payable amount was settled by a reduction to advances payable.

During the six months ended September 30, 2024, GSCB advanced $26,280 to the Company with no repayments.

As at September 30, 2024 and March 31, 2024 advances payable to GSCB totaled $143,061 and $116,781, respectively.

Intellectual Property and Technology from GSCB

As discussed in Note 5 above, during the year ended March 31, 2022 the Company issued 500,000 shares of Series D preferred stock to GS Capital Blends as consideration with respect to an agreement, and amendments thereto, for the Purchase and License of Intellectual Property, Product Lines, Manufacturing and Other Specified Assets (the "Agreement"). Under the terms of the Agreement GS Capital Blends was granted a coupon of 5% on the par value of the Acquisition shares, or $500,000, through termination of a Lock-up on December 31, 2024. During the six months ended September 30, 2024 and 2023, the company recorded $22,464, as accrued coupon payments with respect to the Agreement, which amounts are included on the balance sheet as Coupon interest payable – related party.

F-16

  Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 7 - RELATED PARTY TRANSACTIONS (continued)

1863942 Ontario Corporation

Unsecured debt in the amount of $205,184 owed to 1863942 Ontario Corporation, an entity controlled by a shareholder of the Company who is also the officer and director of our former subsidiary, Megola Canada, was agreed to be acquired by the Company upon the ratification of the divestiture of Megola Canada effective March 31, 2018. Prior to the appointment of a custodian in 2018, management had agreed verbally to retire the debt payable to 1863942 Ontario Corporation by the issuance of certain shares, however, the shares were never issued. The amount was previously reflected on the balance sheets as “Due to Shareholder” and was non-interest bearing and due on demand.

On November 26, 2020, the Company and 1863942 Ontario Corporation agreed to enter into a formal written promissory note with respect to the total amount due of $205,184 and executed an unsecured convertible promissory note (the “Note”). The Note bears no interest and is convertible at any time five days after the issuance date at the election of the holder into shares of common stock at a fixed price of $0.0025 per share. The Company valued the beneficial conversion feature on the date the Note was issued at the fair market value of the Company’s common stock and recorded a day one loss totaling the full-face value of the Note ($205,184), which amount was immediately expensed.

During the fiscal year ended March 31, 2021, 1863942 Ontario Corporation converted debt in the amount of $146,250 into 58,500,000 shares of common stock pursuant to the Note.

During the fiscal year ended March 31, 2022, 1863492 Ontario Corporation returned a total of 19,500,000 of the above converted shares of common stock to treasury and the Company increased the amount of the convertible note by $48,750. There were no further payments or shares issued for debt during each of the years ended March 31, 2023 and 2022.

During the fiscal year ended March 31, 2024, 1863942 Ontario Corporation converted a total of $55,000 in debt into 22,000,000 shares of common stock.  At September 30, 2024 and March 31, 2024, $52,684 is due on the Note, respectively and is reflected on the balance sheet as Convertible Note – Related Party.

During the year ended March 31, 2024 a shareholder of 1863942 Ontario Corporation advanced $2,332 for operational expenses which is included on the balance sheet as Advances Payable – related parties.

Mark Suchy

During the fiscal year ended March 31, 2023, Mr. Suchy, an officer and director of the Company, advanced a total of $25 to the Company. During the fiscal year ended March 31, 2024, Mr. Suchy advanced a further $3,660 to the Company. At September 30, 2024 and March 31, 2024, the amounts of $3,685 remained due to Mr. Suchy and is reflected on the balance sheet as Advances payable – related parties.

MedeSol Global, Inc.

During the six months ended September 30, 2024, MedeSol Global, Inc., a shareholder of the Company which shares officers and directors in common with the Company, paid operating expenses for the benefit of the Company of $9,181.  During the fiscal year ended March 31, 2024, MedeSol Global, Inc. paid operating expenses for the benefit of the Company of $31,149.

At September 30, 2024 and March 31, 2024, $40,330 and $31,149 remained outstanding and is reflected on the balance sheet as accounts payable.

F-17

  Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 7 - RELATED PARTY TRANSACTIONS (continued)

Joshua Johnston

During the six months ended September 30, 2024, Joshua Johnston, a director and officer of the Company paid operating expenses for the benefit of the Company of $885.

At September 30, 2024 and March 31, 2024, $885 and $0 remained outstanding and is reflected on the balance sheet as accounts payable.

NOTE 8 – COMMON AND PREFERRED STOCK

Preferred Stock:

The Company has authorized 54,000,000 shares of Preferred Stock, at various par values, of which 100 shares are designated as Series A Preferred, 200 shares are designated as Series B Preferred, 100 shares are designated as Series C Preferred, 5,000,000 shares are designated as Series D Preferred, 5,000,000 shares are designated as Series E Preferred, 25,000,000 shares are designated as Series F Preferred, and 10,000,000 shares are designated as Series G Preferred. The Company has also designated a 2018 Special Series of Preferred stock. As at September 30, 2024 and March 31, 2024, we have 1 share designated as 2018 Special Series A Preferred Stock.

2018 Special Series A Preferred Shares:

There is one (1) share of 2018 Special Series A Preferred stock, $0.001 par value authorized which carries the right to 51% voting control of the Company.

At September 30, 2024 and March 31, 2024, there was one (1) share of 2018 Special Series A Preferred stock issued and outstanding.

Series A Preferred Shares:

There are a total of 200 shares of Series A Preferred Stock, $0.001 par value authorized. All shares of Preferred Series “A” stock held 12 months are eligible for conversion to common stock at a conversion price set at $0.20 cents per share and the Company has the right to effect a mandatory conversion of the Series A Preferred stock 24 months from the date of issuance of the Series A Preferred stock. Each Preferred Series “A” share is entitled to cast 100 votes in a shareholder meeting.

On July 19, 2021, two shareholders holding shares of Series A Preferred stock converted 1 share each and received 250 shares of common stock each increasing the issued and outstanding common stock of the Company by 500 shares.

At September 30, 2024 and March 31, 2024, there were a total of 68 shares of Series A Preferred Stock issued and outstanding

Series B Preferred Shares:

There are a total of 100 shares of Series B Preferred Stock, $0.001 par value, authorized. All shares of Preferred Series “B” stock are convertible to common stock at a conversion price set at $0.05 cents per share or the 10 day average trading price of the common stock at the time of conversion, whichever is less, and have no voting rights.

At September 30, 2024 and March 31, 2024, there were a total of 6 shares of Series B Preferred Stock issued and outstanding.

F-18

  Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

Preferred Stock (Continued):

Series C Preferred Shares:

There are a total of 100 shares of Series C Preferred Stock authorized, $0.001 par value. All shares of Preferred Series “C” stock held 12 months are convertible to common stock at a conversion price set at $0.10 cents per share or the 10 day average trading price of the common stock at the time of conversion, whichever is less. Each Preferred Series “C” share is entitled to cast 2,000 votes in a shareholder meeting.

At September 30, 2024 and March 31, 2024, there were a total of 8 shares of Series C Preferred Stock issued and outstanding.

Series D Preferred Shares

There are a total of 5,000,000 shares of Series D Preferred Stock authorized, $10.00 par value, which may only be issued at the direction of the Board of Directors and with the consent of a majority of the shareholders of the Company. The shares when issued have a 6 month lock up period from the date of issuance and thereafter may be converted on the basis of 25% of the shares held by the shareholder quarterly, with no conversion resulting in the shareholder holding more than 9.99% of the issued and outstanding common stock. The shares are convertible into common stock at $0.001 per share. The shares carry voting rights of 100 shares of common stock for each one share held. The shares have the right to receive dividends and are anti-dilutive.

On May 24, 2022, the Company issued a total of 75,000 shares, par value $10 per share for an asset acquisition (Note 5), 25,000 of these shares were subsequently returned to the Company as a result of amendments to the original acquisition agreements can canceled retroactive to the original issue date.

On December 27, 2022, the Company issued a total of 25,000 shares, par value $10 per share for an asset acquisition (Note 5).

On February 3, 2023, the Company issued a total of 25,000 shares, par value $10 per share for an asset acquisition (Note 5).

At September 30, 2024 and March 31, 2024, there were a total of 100,000 shares of Series D Preferred Stock issued and outstanding.

Series E Preferred Shares

There are a total of 5,000,000 shares of Series E Preferred Stock authorized, $5.00 par value, which may only be issued at the direction of the Board of Directors and with the consent of a majority of the shareholders of the Company. The shares when issued have a 6 month lock up period from the date of issuance and thereafter may be converted on the basis of 25% of the shares held by the shareholder quarterly, with no conversion resulting in the shareholder holding more than 9.99% of the issued and outstanding common stock. The shares are convertible into common stock at 35% of the 21-day average closing price of the common stock of the Company or $$0.0025 per share, whichever is higher. The Company may elect a mandatory conversion of the stock into common shares, cash or a combination of cash and common stock after five years from the date of issuance. The shares carry voting rights of 10 shares of common stock for each one share held. The shares are anti-dilutive. The shares have no rights to receive dividends.

At September 30, 2024 and March 31, 2024, there were no shares issued and outstanding.

F-19

  Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

Preferred Stock (Continued):

Series F Preferred Shares

There are a total of 25,000,000 shares of Series F Preferred Stock authorized, $1.00 par value which may only be issued at the direction of the Board of Directors and with the consent of a majority of the shareholders of the Company. The shares when issued have a 6-month lock-up period from the date of issuance and thereafter may be converted into common stock and may be fully converted after 12 months of issuance. The shares are convertible into common stock at a 25% discount to the 21 day average closing price of the common stock of the Company or $0.0025 per share, whichever is higher. The Company may elect a mandatory conversion of the stock into common shares, cash or a combination of cash and common stock after five years from the date of issuance. The shares carry no voting rights. The shares are anti-dilutive. The shares have no right to receive dividends.

On May 24, 2022, the Company issued a total of 30,000 shares of Series F Preferred Stock as consideration under the terms of two acquisition agreements (15,000 shares for each acquisition) valued at $1.00 per share. (Note 5).

On September 15, 2022, the Company received notices of conversion from certain holders and converted 55,000 Series F Preferred Shares into 19,503,546 shares of common stock at a conversion price of $0.00282 per share.

On December 27, 2022, the holders of 15,000 shares of Series F Preferred Stock returned their shares for cancelation as part of an amended acquisition agreement. (Note 5)

At September 30, 2024 and March 31, 2024, there were 0 shares of Series F Preferred Stock issued and outstanding, respectively.

Series G Preferred Shares

There are a total of 10,000,000 shares of Series G Preferred Stock authorized, $1.00 par value which may only be issued at the direction of the Board of Directors and with the consent of a majority of the shareholders of the Company. The shares when issued have a 6-month lock-up period from the date of issuance and thereafter may be converted into common stock and may be fully converted after 12 months of issuance. The shares are convertible into common stock at 50% of the 21 day average closing price of the common stock of the Company or $$0.0025 per share, whichever is higher. The Company may elect a mandatory conversion of the stock into common shares, cash or a combination of cash and common stock after five years from the date of issuance. The shares carry no voting rights. The shares are anti-dilutive. The shares have no rights to receive dividends.

At September 30, 2024 and March 31, 2024, there were no shares issued and outstanding.

Common stock:

The Company has authorized 3,000,000,000 shares of Common Stock, $0.001 par value.

On May 7, 2024, the Company filed a Registration Statement on Form 1-A with the Securities and Exchange Commission (“SEC”) with respect to the offering of a total of 400,000,000 shares of Common Stock at $0.025 per share for total gross proceeds of up to $10,000,000 (the “Offering”). The Offering received notice of qualification from the SEC on June 12, 2024.  The Company has not yet sold any shares under this Offering.

During the six months ended September 30, 2023 the Company issued 22,000,000 shares of common stock.

There were a total of total of 291,876,881 shares of common stock issued and outstanding at September 30, 2024 and March 31, 2024.

F-20

  Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 9 – OTHER EVENTS

Liquidnano, Inc.

On March 19, 2023, the Company entered into an Exclusive Global Supply Agreement with Liquidnano, Inc. an industry leader in Liquid Glass Screen Protection for mobile devices. These wipe-on products provide scratch, shatter, and impact resistance to all types of handheld device screens. Under the terms of the agreement, Liquidnano, Inc. (the “Distributor”) must purchase at least $725,000 USD of Product during the first twelve (12) months following execution of the Agreement, $1,495,000 USD of Product within months thirteen (13) to twenty-four (24), and $2,810,000 within months twenty-five (25) to thirty-six (36), where month one (1) starts on the first day of the calendar month immediately following the Effective Date. Volume targets beyond that will be mutually agreed upon but shall be at least $2,810,000 USD per year. If the volume target is missed, the agreement will become nonexclusive unless at least 75% of the annual minimum is achieved, in which case the exclusivity is not revoked. However, the shortfall must be made up the following year or the Agreement becomes non-exclusive. Liquidnano failed to pay two invoices for sales made in 2024 and was sent a Default Notice on December 31, 2023 which gave them 90 days to pay the outstanding invoices. The payments were not made, and the Agreement was terminated on March 30, 2024. On April 23, 2024, a Customer Referral Agreement was signed with Liquidnano in which they could refer specific named customers to Megola to sell product in exchange for a commission of $5/liter and the Company also agreed to forgive the outstanding invoices after the first order is received by a referred customer.

STAT Sanitizing LLC

On August 22, 2023, the Company entered into an exclusive supply and distribution agreement with STAT Sanitizing LLC (“STAT”) whereby the Company granted STAT the exclusive rights to market and sell certain Megola products within the Territory defined as the US market for remediation services. The agreement has a term of 24 months, renewal for consecutive 12-month periods subject to STAT meeting certain minimum purchase commitments. STAT must purchase at least $500,000 USD of product during the first 12 months from August 22, 2023 and $1,000,000USD of product during the second 12 months. Should the volume targets not be met the agreement will become non-exclusive for the remaining term of the agreement. Any sales by the Company in the Territory or by STAT outside of the Territory, the Company will pay STAT a commission fee of 10% of all such sales and the sales will be included in the minimum purchase commitments. The product included in the agreement is MedeSol Cleaner Deodorizer. The agreement was amended on November 14, 2023 to change the Effective Date of the agreement to November 13, 2023 which resulted in extending the time period for achieving the minimum targets above.

On August 8, 2024, the Company signed a new Representation Agreement with STAT Sanitizing which pays a 10% commission to STAT Sanitizing for sales of the OdorSol Cleaner Deodorizer and OdorSol Portable Toilet Deodorizer. As part of executing this new agreement, the Exclusive Supply and Distribution Agreement dated November 13, 2023 was terminated by mutual agreement.

On September 10, 2024, the Representation Agreement was terminated, and the Company has developed an alternative strategy for this market, including seeking additional patent protection for these large verticals.

Pure Turf Solutions

On August 5, 2024, the Company executed a Memorandum of Understanding and Temporary License Agreement with Pure Turf Solutions which granted them the right to manufacture treated zeolite particles using Megola IP and sell into the odor control for artificial turf market, specifically targeting dog walking areas. The term of this MOU is for 6-months after which a Definitive Agreement will be executed if both of the Parties are satisfied with the performance. The agreement includes the purchase of the active ingredient from Megola and the initial order of 200lb was received on August 6th and was shipped on August 7th. The Company will also be due a royalty of 5-10% of Pure Turf sales depending on how much of the treated zeolite is incorporated into the final product format.

F-21

  Megola, Inc.

Notes to Unaudited Condensed Financial Statements

for the Six Months ended September 30, 2024 and 2023

NOTE 9 – OTHER EVENTS (Continued)

Winner Medical Co., Ltd.

On September 27, 2024, the Company entered into a Product Evaluation Collaboration Letter with Winner Medical Co., Ltd. (“Winner Medical”), a company based in Shenzhen, China, and traded on the Shenzhen Stock Exchange under the symbol 300888.SZ. The collaboration follows positive feedback received from the evaluation of an initial batch of samples provided by the Company. Megola will engage with Winner Medical in a manufacturing trial and performance evaluation of the Company's Odor Control Super Absorbent Polymers ("Treated SAP") for potential use in two of Winner Medical’s product lines—adult incontinence diapers and feminine hygiene pads (the “Collaboration”). The purpose of the Collaboration is to assess the applicability and performance of Megola’s ultra-long-lasting Treated SAP in the healthcare market. As part of this collaboration, Megola’s scientists will work alongside Winner Medical’s research and development team to develop a detailed testing plan and conduct analysis of the testing results. Winner Medical will integrate Megola’s Treated SAP into its manufacturing process to produce articles of the Products for human subject evaluation.

Kane & McHenry Enterprises

On August 7th, 2024, The Company executed a Supply and Distribution Agreement with Kane & McHenry Enterprises for the non-exclusive distribution of the Company’s mobile device protection formulation. The Company expects the first shipment under this Agreement to be fulfilled before the end of August. Kane & McHenry Enterprises sells their products under their own brand names into over 5,000 wireless stores in the United States as well as other channels globally. This customer was referred to the Company as part of the Liquidnano Customer Referral Agreement. The Company shipped the first order to Kane & McHenry on October 1st, 2024, subsequent to this financial report.

Jeterex LLC

On August 8, 2024, the Company executed a Memorandum of Understanding and Temporary License Agreement with Jeterex LLC which granted them the right to manufacture treated air filters for odor control use in Cannabis growing facilities. Jeterex will purchase raw materials from the Company and also pay a royalty of 5% of sales. The company shipped the first order of 200lb of raw material on August 15, 2024.

NOTE 10 – SUBSEQUENT EVENTS

On November 19, 2024, the Company added Paul Cohen and Darryl Campbell as independent members to its Board of Directors and approved an Audit Committee Charter. They will both join the Audit Committee along with existing board member Mark Suchy. The three Audit Committee members bring many years of business experience and have the required financial acumen required to serve on the Audit Committee.

On November 19, 2024, the Company applied for admission to the OTCQB Venture Market. Admission to OTCQB is contingent on a review by OTC Markets.

The Company has evaluated subsequent events from the balance sheet date through the date that the financial statements were issued and determined that there are no additional subsequent events to disclose.

F-22

Item 4. Exhibits

Exhibit Number	Exhibit Description
Ex-2A	Articles of Incorporation, plus Amendments and Certificates of Designation (1)
Ex-2C	Amendment to the Articles of Incorporation of Megola, Inc. dated September 12, 2024 (3)
Ex-2B	Bylaws (1)
Ex-4	Subscription Agreement (1)
Ex-6a	Definitive Contract for the Exclusive License/Manufacturing of GS Capital Blends LLC Product Lines (1)
Ex-6b	Definitive Contract for the Exclusive License/Manufacturing of Medesol Global Inc Product Lines (1)
Ex-6c	Definitive Contract for the Exclusive License/Manufacturing of Medesol Global Inc Product Lines (Si02) (1)
Ex-6d	Customer Referral Agreement between the Company and Liquidnano, Inc. dated April 24, 2024 (2)
Ex-6e	Supply and Distribution Agreement between the Company and Kane & McHenry Enterprises LLC dated August 7, 2024 (2)
Ex-6f	Representation Agreement between the Company and STAT Sanitizing LLC dated August 8, 2024 (2)
Ex-10	Board Resolution Approving Offering Circular (1)

(1) Incorporated by reference to our Form 1A/A filed with the SEC on May 24, 2024

(2) Incorporated by reference to our Form 1-U filed with the SEC on August 12, 2024

(3) Incorporated by reference to our Form 1-U filed with the SEC on September 16, 2024

11

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized as of December 30, 2024.

Megola Inc.

By:	/s/Robert Gardiner
Name: Robert Gardiner
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/Robert Gardiner	Date: December 30, 2024
Name Robert Gardiner Title: Chief Executive Officer (Principal Executive Officer)

/s/Joshua Johnston	Date: December 30, 2024
Name: Joshua Johnston Title: Chief Financial Officer, Secretary, Treasurer (Principal Financial Officer and Principal Accounting Officer)

12